SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Av. Presidente Vargas, 409 –13th fl 22210-030 Rio de Janeiro - RJ Ph.: (21) 2514-5641 Extract of the DEL-142 at the 809th RCA, dated 06/29/2018.

CERTIFICATE

EXTRACT OF THE MINUTES OF THE EIGHT HUNDRED AND NINE MEETING OF THE BOARD OF DIRECTORS OF THE BRAZILIAN ELECTRICAL CENTERS S.A. - ELETROBRAS

I hereby certify, for the due purposes, that on the twenty-ninth day of June in the year two thousand and eighteen, at 9:00 am, Eletrobras' Board of Directors met at the Company's Central Office at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. The Chairman of the Board of Directors was President JOSÉ GUIMARÃES MONFORTE, and the Board Members WILSON FERREIRA JR, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA, WALTER BAÈRE DE ARAÚJO FILHO, MANOEL ARLINDO ZARONI TORRES and ARIOSTO ANTUNES CULAU, the latter, by videoconference. Absent for justified reason the Board member VICENTE FALCONI CAMPOS. Decision: DEL-142/2018. Approval of the revision of the Anti-Corruption Policy. RES-419, 06.04.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and based on a decision of the Board of Executive Officers and in the documents below, DELIBERATED: Report to the Executive Board nº DC-017, 05.23.2018; Executive Summary No. DC-004, 06.15.2018; 1. to approve the revision of the Anti-Corruption Policy, approved in RES-136/2018 and DEL-059/2018 - 2nd edition; 2. to repeal RES-136/2018 and DEL-059/2018 and all provisions to the contrary; 3. To determine that the Compliance Department - DC, the General Secretariat - PRGS and the Secretariat of Governance of the Board of Directors - CAAS, adopt, in their respective areas of action, the necessary measures to comply with this Decision. This certificate is signed by me, BRUNO KLAPPER LOPES, Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, July 10 2018.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.